Issuer Free Writing Prospectus dated June 24, 2021
Filed pursuant to Rule 433(d)
Registration Statement No. 333-238050

2.450% Senior Notes due 2028

June 24, 2021

This Pricing Term Sheet dated June 24, 2021 to the Preliminary Prospectus Supplement (the “Preliminary Prospectus Supplement”) dated June 24, 2021 of Centene Corporation (the “Issuer”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used but not defined in this Pricing Term Sheet have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Centene Corporation

Distribution:	SEC Registered Offering

Security Description:	2.450% Senior Notes due 2028
Aggregate Principal Amount:	$1,800,000,000
Gross Proceeds:	$1,800,000,000
Maturity:	July 15, 2028
Coupon:	2.450%
Yield to Maturity:	2.450%
Offering Price:	100.000% of principal amount
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2022
Record Dates:	January 1 and July 1
Optional Redemption: Make-Whole Call: Par Call:

Prior to May 15, 2028 (2 months prior to the maturity date), at greater of par and make-whole at discount rate equal to the Treasury Rate plus 50 basis points, plus accrued and unpaid interest

On or after May 15, 2028 (2 months prior to the maturity date), at par, plus accrued and unpaid interest

Change of Control:	Putable at 101% of aggregate principal amount plus accrued and unpaid interest
Trade Date:	June 24, 2021
Expected Settlement Date:*	(T+5); July 1, 2021
Use of Proceeds:
The Issuer intends to use the net proceeds of the offering of the notes to finance a portion of the cash consideration payable in connection with the Issuer’s previously announced acquisition of Magellan Health Inc. (the “Magellan Acquisition”) and to pay related fees and expenses. The closing of the offering is not conditioned on the closing of the Magellan Acquisition. If the Magellan Acquisition is not completed, the Issuer expects to use the net proceeds of the offering for debt repayment and general corporate purposes.

CUSIP / ISIN:	15135BAY7 / US15135BAY74
Issue Ratings (Moody’s/S&P/Fitch):**	Ba1 / BBB- / BB+
Denominations/ Multiple:	Denominations of $2,000 and integral multiples of $1,000 in excess thereof

Joint Active Bookrunning Managers:	J.P. Morgan Securities LLC Barclays Capital Inc
BofA Securities, Inc. Truist Securities, Inc Wells Fargo Securities, LLC

Co-Managers:
Fifth Third Securities, Inc
U.S. Bancorp Investments, Inc.
MUFG Securities Americas Inc.
Regions Securities LLC
PNC Capital Markets LLC
Allen & Company LLC
BMO Capital Markets Corp.
Stifel, Nicolaus & Company, Incorporated
CIBC World Markets Corp.

*The Issuer expects that delivery of the notes will be made to investors on or about the fifth business day following the date of confirmation of orders with respect to the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

**Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them from BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department or by email at dg.prospectus_requests@bofa.com; from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by email at Barclaysprospectus@broadridge.com, or by calling (888) 603-5847; from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling +1 (866) 803-9204; from Truist Securities by email at joshua.t.jones@truist.com; and from Wells Fargo Securities, LLC, 550 S. Tryon Street, 5th Floor, Charlotte, North Carolina 28202, Attention: Leveraged Syndicate.

This Pricing Term Sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.